

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Via Email
Edward O. Diffendal
Director
American Midstream GP, LLC
1614 15th Street, Suite 300
Denver, Colorado 80202

> **Re: American Midstream Partners, LP**
> **Registration Statement on Form S-1**
> **Filed March 31, 2011**
> **File No. 333-173191**

Dear Mr. Diffendal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a significant number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering price within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with any pictures, graphics, or artwork that has not been filed and will be used in the prospectus, including, but not limited to, inside cover graphics.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.

Summary, page 1

4. Please revise the second sentence of the first paragraph of your summary to remove any implication that your summary does not address the key aspects of your filing. Refer to Item 503(a) of Regulation S-K and the related instruction.

Competitive Strengths, page 2

5. Here or in an appropriate place in your prospectus, please elaborate upon why you believe that your assets are "strategically positioned to capitalize" on drilling activity on and around your systems.

The Offering, page 7

Use of proceeds, page 7

6. Please revise your Use of Proceeds disclosure on page 7 to provide a tabular summary as discussed in Section 3.B of Industry Guide 5, Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships, which is available on our website at http://www.sec.gov/about/forms/industryguides.pdf. Refer to Section II.B.2.a of Securities Act Release 33-6900 (June 17, 1991).

Summary Historical Financial and Operating Data, page 11

7. Reference is made to your disclosure under Use of Proceeds that you will use a portion of the net proceeds from the offering to make a distribution to your owner, AIM Midstream Holdings. Please tell us your consideration of disclosing here and under Selected Historical Financial and Operating Data pro forma per unit data for the latest year giving effect to the number of shares whose proceeds would be necessary to make the distribution to your owner.

Risk Factors, page 13

8. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." Please either eliminate generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note the following risk factors on page 30 that appear to contain generic disclosures:

    a. "Increases in interest rates could adversely impact our unit price…", and

    b. "Our ability to operate our business effectively could be impaired…."

Please note these are examples only. Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available on our website at www.sec.gov/interps/legal/cfslb7a.htm.

"Restrictions in our new credit facility…," page 29

9. Based on your disclosure on page 98, it appears that you will be familiar with the terms of your new credit facility prior to the closing of this offering. As such, upon learning the terms of the new credit facility please update this risk factor on page 29 to address the specific terms you mention here, such as quantification of the amount of debt you may incur.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel, page 30

10. Please expand this risk factor to be more specific to your company and explain why you face this risk. For example, note whether any key personnel are nearing retirement or are otherwise expected to depart, and identify the key personnel upon whom you currently depend.

There is no existing market for our common units…, page 33

11. Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor. Refer to Section II.A.3.a of Securities Act Release 33-6900 (June 17, 1991).

Our Cash Distribution Policy and Restrictions on Distributions, page 48

12. Please briefly describe and quantify the general partner's expenses that must be paid. We note your reference to such reimbursements on page 154, however, it does not appear that these expenses are discussed here. Refer to Securities Act Release No. 33-6900.

Assumptions and Considerations, page 57

13. Please disclose the reasons why total operating expenses as a percentage of total revenues is significantly lower in the forward looking period as compared to the historical twelve months ended December 31, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 81

14. Please discuss under Critical Accounting Policies and Estimates or elsewhere in MD&A the significant factors, assumptions and methodologies used to determine the fair value of your limited partner/common units and thus the fair value of phantom units granted under your long-term incentive plan during each year. In doing so, please indicate whether you

obtained or conducted private company valuation(s). If so, please discuss whether the valuations were contemporaneous or retrospective and whether they were performed with the assistance of an unrelated third party valuation specialist. If you did not do a private company valuation, please disclose this fact and discuss how you were otherwise able to determine fair value for purposes of computing share based compensation. Additionally, to the extent the estimated IPO price differs significantly from the fair value of limited partner/common units used to determine the grant date fair value of phantom units, please provide narrative disclosures that describe the internal and external factors or events contributing to significant changes in the fair value of your limited partner/common units from the grant dates to the IPO date. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

15. We note your disclosure on page F-9 of Note 1 to the financial statements that you recorded no provision for losses on uncollectible accounts receivable for the period ended December 31, 2009 and the year ended December 31, 2010. In light of the significant annual provision for accounts receivable losses recorded in the predecessor periods, please disclose the reasons why similar levels of losses have not been incurred in the successor periods.

Management, page 136

Annual Incentive Bonuses, page 143

16. Please revise to briefly discuss why bonus amounts were awarded, in some cases, in excess of the target.

Underwriting, page 200

17. We note your discussion in the sixth paragraph on page 200 regarding the manner in which the offering price was determined, including the factors considered. Please revise your filing to make this disclosure more prominent. By way of example, you may provide a subheading on page 200 highlighting this discussion and include the subheading in your table of contents.

Consolidated Balance Sheet, page F-3

18. Given your disclosure under Use of Proceeds that you will use a portion of the net proceeds from the offering to make a distribution to your owner, AIM Midstream Holdings, please tell us your consideration of providing a pro forma balance sheet alongside the historical balance sheet reflecting the distribution accrual, but not giving effect to the offering proceeds.

19. Please disclose the number of units authorized, issued and outstanding for each ownership class. Please also show in a note or financial statement the changes in the

number of units authorized and outstanding for each ownership class for each period. Refer to Rule 5-02 of Regulation S-X and SAB Topic 4:F.

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue Recognition and the Estimation of Revenues and Cost of Natural Gas, page F-8

20. Please refer to ASC 605-10-S99 and tell us your consideration of disclosing your revenue recognition policy for each specific type of arrangement, for example, fee-based, percent-of-proceeds, fixed-margin, etc., including the timing of revenue recognition and whether revenues are reported gross or net in each case. If any of your sales transactions have multiple elements, please also tell us your consideration of the applicability of the disclosure requirements in ASC 605-25-50.

Note 2. Acquisition, page F-15

21. Please tell us how you determined the fair value of acquired property, plant and equipment. Also tell us how you determined that no significant intangible assets were acquired, addressing specifically why no value was allocated to customer relationship intangibles. Refer to ASC 805.

Note 6. Property, Plant and Equipment, Net, page F-19

22. Please help us understand why $101.8 million of gross property plant and equipment in the final predecessor balance sheet related to regulated assets, but only $20.3 million of gross property plant and equipment in your December 31, 2009 balance sheet related to regulated assets.

Note 13. Partners' Capital, page F-23

23. Please tell us your consideration of disclosing the following:
    - What incentive distributions rights are, including whether the rights are transferable separately from the general partner units, and how amounts distributable pursuant to these rights are calculated;
    - The number of incentive distribution rights outstanding at each balance sheet date;
    - How unitholder distributions were determined by class for the periods presented; and
    - Whether and to what extent minimum quarterly distributions were required for the periods presented.

Note 14. Long-Term Incentive Plan, page F-23

24. As it relates to your phantom unit grants, please tell us your consideration of disclosing: (1) the requisite service period(s) and/or other conditions related to vesting; (2) the method used to estimate grant date fair value, including whether a private company valuation was performed for the units granted in September and November 2010; and (3)

a description of the significant assumptions used to estimate grant date fair value. Refer to ASC 718-10-50.

Note 19. Net Income (Loss) per Limited and General Partner Unit, page F-30

25. Please disclose your accounting policy as it relates to incentive distribution rights and computing net income (loss) per unit. In doing so, please clarify whether the incentive distributions rights are a separate class of limited partner interest or are embedded in the general partner interest. Refer to ASC 260-10-45-71 through 73.

Item 15. Recent Sales of Unregistered Securities, page II-2

26. Please expand your disclosure on page II-2 to briefly state for each transaction the facts relied upon in making the Section 4(2) exemption available.

Item 17. Undertakings

27. Please provide the undertakings set forth at Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibits

28. Please file all required exhibits, including counsel's legal and tax opinions and the form of underwriting agreement, in a timely manner as we will require sufficient time to review them before your registration statement goes effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or in his absence Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director

cc: Mike O'Leary
        Andrews Kurth LLP
        Via Email